

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Hans Thomas
Chief Executive Officer
10X Capital Venture Acquisition Corp
1 World Trade Center, 85th Floor
New York, NY 10007

> **Re: 10X Capital Venture Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted August 25, 2020**
> **CIK No. 0001821595**

Dear Mr. Thomas:

We have reviewed your draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1

Prospectus Cover Page, page i

1. Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jessica Chen